UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

January 17, 2014

Dear Shareholder,

You are cordially invited to attend a Special Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, February 24, 2014, at 4:30 p.m. local time.

At the Special Meeting, shareholders will be asked to consider and vote on the compensation of Mr. Erez Vigodman, Teva’s President and Chief Executive Officer-Designate, and matters relating thereto, as set forth in the enclosed Notice of Special Meeting of Shareholders. Teva’s Board of Directors recommends a vote FOR such proposal.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva’s American Depositary Shares (“ADSs”) will be provided with voting instruction cards from JPMorgan Chase Bank, N.A., the Depositary of the ADSs, which will enable them to instruct JPMorgan on how to vote the Teva ordinary shares represented by their ADSs with regard to the proposal. Accordingly, please submit your vote in one of the manners indicated on the enclosed voting instruction card at your earliest convenience.

Thank you for your cooperation.

Sincerely,

Phillip Frost, M.D.

Chairman of the Board of Directors

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Special Meeting of Shareholders

Notice is hereby given that a Special Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, February 24, 2014, at 4:30 p.m. local time.

The agenda for the Special Meeting is to approve the compensation of Mr. Erez Vigodman, Teva’s President and Chief Executive Officer-Designate, and matters relating thereto.

Only shareholders of record at the close of business on January 23, 2014 will be entitled to vote at the Special Meeting. Two shareholders who are present at the Special Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the time set for the Special Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

Richard S. Egosi

Company Secretary

January 17, 2014

PROXY STATEMENT

THE SPECIAL MEETING

A Special Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, February 24, 2014, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business on January 23, 2014 will be entitled to vote at the Special Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.10 per share, shall entitle its holder to one vote on each matter properly submitted at the Special Meeting.

Attendance at the Special Meeting will be limited to shareholders, their legal proxy holders or their authorized persons. To gain admission to the Special Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the record date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit a document of appointment, in accordance with the Company’s Articles of Association.

Quorum, Required Vote and Voting Procedures

At least two shareholders who are present at the Special Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, will constitute a legal quorum. Should no legal quorum be present one half hour after the time set for the Special Meeting, the Meeting will be adjourned to one week from that day, at the same time and place. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, who jointly hold twenty percent or more of the paid-up share capital of the Company will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Special Meeting, in person or by proxy or through their representatives, is required to adopt the proposal to be presented at the Meeting.

Under the terms of the Depositary Agreement among Teva and JPMorgan Chase Bank, N.A., which acts as the Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary by the deadline set. If instructions are not so received by the Depositary, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADSs to a person designated by the Company.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of the proxy statement to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: +972 (3) 926-7656, Attn: Investor Relations or in the United States at +1 (215) 591-8912. If you want to receive copies of the Company’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $10,000, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

PROPOSAL: COMPENSATION OF MR. VIGODMAN, TEVA’S PRESIDENT AND CEO-DESIGNATE

On January 9, 2014, Teva’s Board of Directors (the “Board”) announced the appointment of Mr. Erez Vigodman, currently a member of the Board, as the President and Chief Executive Officer of the Company (the “President and CEO”) effective February 11, 2014 (the “Effective Date”). Mr. Vigodman was appointed following a comprehensive search of both internal and external candidates lead by a search committee of the Board, with the assistance of an international search firm. The Board believes that, in light of Mr. Vigodman’s extensive experience in leading global companies with complex operations, and his familiarity with the Company as a member of the Board since 2009, Mr. Vigodman is the right person to lead Teva. In addition to his service as President and CEO, Mr. Vigodman will continue to serve as a member of the Board.

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”), the Company’s Compensation Policy for Executive Officers and Directors was approved by the Company’s shareholders at the annual general meeting of shareholders held on August 27, 2013, following the favorable recommendation of the Human Resources and Compensation Committee of the Board (the “Compensation Committee”) and approval by the Board. The Company’s compensation policy, as may be amended from time to time, is referred to in this proxy statement as the “Compensation Policy.”

Pursuant to the Israeli Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director, as well as relating to his or her employment in any other position with the Company, generally must be consistent with the Compensation Policy. Such arrangements further require the approval of the Compensation Committee, the Board and the shareholders by a simple majority.

The proposed compensation terms of the President and CEO were approved by the Compensation Committee and the Board, taking into account the Company’s compensation philosophies and the provisions of the Compensation Policy, which include, among others, the need to create a link between pay and performance and align the interests of the President and CEO with the interests of Teva and its shareholders, while taking into account the need to reduce incentives to take excessive risks, as well as relevant benchmarks, internal fairness and market trends. The proposed terms for the President and CEO fully comply with Teva’s Compensation Policy adopted on August 27, 2013.

The Company and the President and CEO-Designate executed an employment agreement reflecting the proposed compensation terms, which are subject to shareholder approval. Following the Effective Date, but subject to the receipt of shareholder approval of his compensation terms as President and CEO, Mr. Vigodman will waive his entitlement to any and all payments due to him in his capacity as a member of the Board.

Below is a summary of the proposed compensation terms of the President and CEO:

Base Salary: As of the Effective Date and during the term of his employment, the President and CEO will be entitled to an annual base salary in the NIS equivalent of $1,350,000 (according to the exchange rate published by the Bank of Israel immediately prior to the Effective Date), which will be adjusted every calendar quarter based on the Israeli Consumer Price Index subsequent to January 9, 2014. The Compensation Committee and the Board shall conduct an annual evaluation whether the annual base salary should be updated.

Benefits: The President and CEO will be entitled to certain benefits and perquisites (including those mandated by applicable law and/or generally provided to all other employees). Such benefits and perquisites will include twenty-six days’ vacation per annum, thirty days of sick leave per annum, convalescence pay for fifteen days per annum, contributions on account of pension insurance (remuneration and severance), life and medical insurance and related benefits, car, phone, media and telecommunication services, as well as other benefits and perquisites consistent with the Compensation Policy and related Teva guidelines.

Annual Cash Bonus: The President and CEO will be entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives. The annual cash bonus objectives and payout terms will be as follows:

Objectives

•	85% of his annual cash bonus will be based on overall company performance measures using key performance indicators, which will be determined by the Compensation Committee and the Board following the approval of the Company’s annual operating plan and long range plan. The President and CEO will have the same overall company performance measures as determined for other executive officers. Such performance measures may include: targeted non-GAAP operating profit, free cash flow, net revenue, product quality measures, customer service, milestones for product pipelines and personnel survey score.

•	15% of his annual cash bonus will be based on a discretionary evaluation of his overall performance in that year by the Compensation Committee and the Board based on quantitative and qualitative criteria.

Payout Terms

The payout terms for each annual cash bonus will be as follows:

Level of Achievement of Objectives(1)	% Achievement of Objectives	Potential Annual Cash Incentive as a % of Annual Base Salary
Below Threshold	Less than 85%	No annual cash bonus payment

Threshold	85%	8.75%

Target	100%	140%

Maximum Bonus	125%	200%

(1)	Payouts for performance between the threshold and target are determined linearly based on a straight line interpolation of the applicable payout range (8.75% for each percentile change in performance). Payouts for performance between the target and maximum bonus are determined linearly based on a straight line interpolation of the applicable payout range (i.e., 2.4% for each percentile change in performance).

No additional payout would be made for performance in excess of 125% achievement of the performance criteria. The payout formula may result in a partial bonus in the event of employment during part of a calendar year.

The President and CEO’s annual cash bonus with respect to each calendar year may be subject to “super-measures” and/or a bonus budget which may be determined by the Compensation Committee and the Board at their sole discretion.

Equity-Based Compensation: The President and CEO will be granted an equity award (the “Equity Award”) with an aggregate value of approximately $3 million, comprising 80% in options to purchase Company shares and 20% in restricted share units. Accordingly, based on the closing price reported on the New York Stock Exchange on January 8, 2014, the day before Mr. Vigodman’s appointment was announced, and based on Company practice, Mr. Vigodman will be granted options to purchase 280,702 Company shares and 15,660 Company restricted share units. The Equity Award will be granted under the Company’s 2010 Long-Term Equity-Based Incentive Plan, which was previously approved by the shareholders at the 2010 annual general meeting of shareholders (the “2010 Plan”), and will vest, subject to the President and CEO’s continued employment with the Company, in three equal installments, on the second, third and fourth anniversaries of the Effective Date. The options to purchase Company shares will have an exercise price equal to $41.05, the closing price reported on the New York Stock Exchange on January 8, 2014. Commencing in 2015, the President and CEO shall be eligible to participate in and receive, on an annual basis, grants of additional equity under the 2010 Plan and/or any other long-term incentive plans that the Company may adopt in the future, as determined by the Compensation Committee and the Board.

Release, Indemnification and Insurance: In accordance with the Compensation Policy, and as previously approved by the shareholders at the 2012 annual general meeting of shareholders, the Company releases all directors and executive officers from liability and provides them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association, and provides them with indemnification and release agreements for this purpose, substantially in the form approved at the 2012 annual general meeting of shareholders. In addition, the Company’s directors and executive officers are covered by directors’ and officers’ liability insurance policies. Mr. Vigodman has similarly been provided with the above.

Termination Arrangements: The President and CEO will be entitled to, and will be required to provide, nine months notice of his termination/resignation, other than upon termination for cause. The Company may waive Mr. Vigodman’s services as President and CEO during such period or any part thereof, on the condition that the Company pay him the monthly salary and all additional compensation and benefits in respect of such waived period in one lump sum.

Upon termination of his employment as President and CEO, Mr. Vigodman will be entitled to payments associated with termination as required pursuant to applicable Israeli law, in addition to certain accrued obligations. In addition, the President and CEO will receive a payment equal to eighteen times his monthly base salary to be paid in twelve equal installments, in consideration for and conditioned upon his non-compete undertaking of one year following termination. In the event that his employment is terminated by the Company for cause, the Company shall have sole discretion to determine whether or not the President and CEO shall receive such payment. In the event of a termination without cause or a resignation with good reason within one year following a merger (pursuant to which the Company is not the surviving entity) and as a result thereof, the President and CEO will be entitled to an additional lump sum payment equal to twelve monthly base salaries.

The President and CEO will receive a make-up payment in one lump sum, which, together with amounts accumulated in his pension insurance funds during his employment term, equals the product of twice his monthly base salary and the number of full or partial years in his employment term, in the event of termination without cause or resignation for good reason, or termination due to death or disability; and the product of one and one-half times his monthly base salary and the number of full or partial years in his employment term, in the event of retirement or resignation without good reason.

In the event Mr. Vigodman’s employment as President and CEO is terminated by the Company without cause or if he resigns for good reason, he will be entitled to continued vesting of equity awards for twelve months following termination, and an extension of the exercise period of outstanding options for a period of ninety days after such twelve month period. In the event he retires or resigns without good reason, he will be entitled to continued vesting of equity awards for nine months following termination, and an extension of the exercise period of outstanding options for a period of sixty days after such nine month period. In the event of termination due to death or disability, equity awards shall continue to vest and remain exercisable in accordance with their original schedule. In the event of termination for cause, all equity awards (whether or not vested) shall expire as of the date of termination.

All termination payments and benefits in excess of those required to be paid pursuant to applicable Israeli law are subject to the execution of a release of claims, and shall immediately terminate, and the Company shall have no further obligations to Mr. Vigodman as President and CEO with respect thereto, in the event that he breaches his non-compete or confidentiality obligations.

Clawback: The President and CEO will be required to reimburse payments previously paid to him on the basis of results included in the Company’s financial statements that turned out to be erroneous and that were restated, all in accordance with the Compensation Policy and subject to applicable law.

In addition, in the event that it is discovered that the President and CEO engaged in conduct that resulted in a material inaccuracy in the Company’s financial statements or caused severe financial or reputational damage to the Company, or in the event that it is discovered that the President and CEO breached his confidentiality and/or non-compete obligations, the Company may, without limitation and in its sole discretion, (i) terminate Mr. Vigodman’s employment as President and CEO and/or (ii) require the President and CEO to reimburse any performance-based or incentive compensation paid or awarded to him promptly following such request.

General: The President and CEO’s employment agreement includes additional customary provisions, such as arbitration, non-solicitation, confidentiality and reimbursement of expenses.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the compensation of Mr. Erez Vigodman, Teva’s President and Chief Executive Officer-Designate, and matters relating thereto, as described herein.

By Order of the Board of Directors,

Richard S. Egosi

Company Secretary

January 17, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Acting Chief Financial Officer

Date:	January 17, 2014